Exhibit 99.1

Immatics N.V.

Annual General Meeting of Shareholders

June 17, 2021 - 2:00 p.m. CEST

MINUTES of the proceedings at the annual general meeting of Immatics N.V., a public company under Dutch law, having its seat in Amsterdam, the Netherlands, and its address at Paul-Ehrlich-Strasse 15, 72076 Tübingen, Germany, registered with the Dutch trade register under number 77595726 (the "Company"), held at the offices of CMS in Amsterdam, the Netherlands, on 17 June 2021 at 14.00h CET.

Chairman and secretary

Harpreet Singh (CEO of the Company, present in person) acts as chairman of the meeting and Martijn van der Bie (civil law notary with CMS, present in person) as secretary.

Opening

The chairman opens the meeting. It is noted that the meeting takes place in accordance with the articles of association of the Company and Dutch law. The convocation, agenda and other meeting documents were available on the Company website as of 26 May 2021 and filed with the US Securities and Exchange Commission on SEC Form 6-K on 26 May 2021.

It is noted that a total of 62,908,617 ordinary shares in the capital of the Company are issued and outstanding. The holders of not less than 38,027,844 ordinary shares are present in person or by proxy. 60.44% of the voting power on the outstanding shares is present or represented at the meeting. Each share confers the right to cast one vote.

It is noted that no persons with meeting rights have submitted resolutions for adoption at the general meeting.

Consideration

The chairman considers the agenda of the meeting, which includes the consideration of the annual accounts over the financial year ended on 31 December 2020.

Voting

Since the attendees indicated they had no questions or comments in respect of the items included on the agenda for the meeting, the chairman proceeds and puts each of the voting items on the agenda to the vote. The chairman notes that each voting item is adopted with the requisite majority.

Close

There being no further questions or comments from the attendees, the chairman closes the meeting.

(signature page follows)

SIGNED BY

Chairman

Secretary